05038701

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65174

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HAMMERMAN & STRICKLAND SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18544 N DALE MABRY HWY
(No. and Street)

LUTZ (City) FL (State) 33548 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT J BOVA 813-684-0933
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT J BOVA PA
(Name – if individual, state last, first, middle name)

414 CHASTAIN RD (Address) SEFFNER (City) FL (State) 33584 (Zip Code)

SEC MAIL RECEIVED MAR 03 2005 183 SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MICHAEL STRICKLAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAMMERMAN & STRICKLAND SECURITIES, LLC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PARTNER

Title

Notary Public

NANCY L. BOVA
MY COMMISSION # DD 137944
EXPIRES: July 31, 2006
1-800-3-NOTARY FL Notary Service & Bonding, Inc.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~XXXXXXXXXXXXXXXXXXXX~~ CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. SEE NET CAPITAL REPORT
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. SEE NOTES TO FINANCIAL STATEMENTS

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAMMERMAN & STRICKLAND SECURITIES, LLC

REPORT ON EXAMINATION OF ACCOUNTS

DECEMBER 31, 2004

ROBERT J. BOVA, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
P.O. Box 20526
Tampa, Florida 33622

To the Board of Directors
Hammerman & Strickland Securities, LLC
Tampa, Florida

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Hammerman & Strickland Securities, LLC as of December 31, 2004 and the related statements of income and expense, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

This report is intended solely for the use of management, the U.S. Securities and Exchange Commission, the National Association of Securities Dealers and certain State Securities and Exchange Act of 1934, and should not be used for any other purpose.

In our opinion, subject to the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Hammerman & Strickland Securities, LLC at December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with general accepted accounting principles.

February 20, 2005

ROBERT J. BOVA, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
P.O. Box 20526
Tampa, Florida 33622

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing my audit of the financial statements for the year ended December 31, 2004, I considered the internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance) with such practices and procedures that I considered relevant to the four objectives if applicable stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and the reserve required by 15c3-3(e); (2) in making the quarterly securities examinations, counts, and verifications and comparisons and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in any control structure or the practices and procedures referenced above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that the practices that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do no accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.



HAMMERMAN & STRICKLAND SECURITIES, LLC

BALANCE SHEET - DECEMBER 31, 2004

ALLOWABLE ASSETS:	
Cash	$20,463
LIABILITY:	
Accrued expense	$ 2,280
CAPITAL:	
Members' equity & net of withdrawals	18,183
Total liabilities & capital	$20,463

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

HAMMERMAN & STRICKLAND SECURITIES, LLC

STATEMENT OF INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2004

OPERATIONAL REVENUE	$62,798
OPERATING EXPENSES:	
Professional fees	$ 4,497
Quarterly support fees	10,000
Regulatory fees	1,755
Total operating expenses	16,252
NET INCOME	$46,546

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

HAMMERMAN & STRICKLAND SECURITIES, LLC

MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

MEMBERS' EQUITY 12-31-03		$ 36,636
NET EARNINGS 12-31-04	$ 46,547	
LESS: DISTRIBUTIONS	(65,000)	(18,453)
MEMBERS' EQUITY 12-31-04		$ 18,183

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

HAMMERMAN & STRICKLAND SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOW PROVIDED FROM OPERATIONS	$ 46,210
MEMBERS' DISTRIBUTIONS	65,000
NET DECREASE IN CASH	(18,790)
CASH BALANCE 12-31-03	39,253
CASH BALANCE 12-31-04	$ 20,463

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

HAMMERMAN & STRICKLAND SECURITIES, LLC

NET CAPITAL - DECEMBER 31, 2004

OWNERSHIP EQUITY, NET CAPITAL	$18,183
There are no adjustments regarding non-allowable assets or for haircuts	
Minimum required net capital	5,000
EXCESS NET CAPITAL	$13,183

NOTE: The net capital presented hereon concurs with the year-end company prepared Focus Report (Part IIA) net capital.

HAMMERMAN & STRICKLAND SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

1) BASIS OF ACCOUNTING

The Company's policy is to prepare financial statements on the basis of generally accepted accounting principles. This basis of accounting involves the application of accrual accounting; consequently revenues and gains are recognized when earned, and expenses and losses are recognized when incurred. Financial statement items are recorded at historical costs and they therefor do not necessarily represent current values.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

All transactions are recorded on a trade date as prescribed by generally accepted accounting principles, the SEC and NASD.

3) REGULATORY MATTERS

There were no material inadequacies at December 31, 2004 in the Company accounting system, or in procedures regarding: computations, examinations, counts, verifications, comparisons and recordations, under Rule 17a-13(a), 15c3-3(c), 17a-13 and 15c3-3. Please note the internal control opinion letter included in this report.

4) CONTINGENCIES

There were no material contingent assets or liabilities brought to our attention during the course of our audit at December 31, 2004 or for the year then ended.